SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Update on the Recommended Combination between Royal Dutch Shell plc and BG Group plc

THE HAGUE, Netherlands, December 21, 2015/PRNewswire-FirstCall/ —

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

Royal Dutch Shell plc (“Shell”) (NYSE: RDS.A)(NYSE: RDS.B) and BG Group plc (“BG”) announce that, following satisfaction of the final pre-condition to the recommended combination and with the unanimous approval of both boards, BG is today seeking the approval of the High Court to publish its scheme document and convene the related shareholder meetings.

Following High Court approval, the scheme document will be published as soon as practicable, which is currently expected to be on 22 December 2015.

Subject to approval of the UK Listing Authority, the Shell shareholder circular and prospectus are expected to be published at the same time as the scheme document.

Shell and BG shareholder meetings to approve the recommended combination are expected to be convened on 27 and 28 January 2016, respectively. Full details will be included in the shareholder documentation.

A further announcement will be made in due course.

Additional Information

This announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Shell-BG combination or otherwise, nor shall there be any sale, issuance or transfer of securities of Shell or BG pursuant to the Shell-BG combination in any jurisdiction in contravention of applicable laws.

This announcement does not constitute a prospectus or prospectus equivalent document.

In accordance with Rule 26.1 of the Code, a copy of this announcement will also be available on the website of Shell at http://www.shell.com and on the website of BG at http://www.bg-group.com by no later than 12 noon (London time) on the business day following this announcement.

For the avoidance of doubt, the contents of the websites referred to in this announcement are not incorporated into and do not form part of this announcement.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. The information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Forward looking statements

This announcement contains certain forward looking statements with respect to the financial condition, results of operations and businesses of Shell and BG and their respective groups, and certain plans and objectives of Shell with respect to the combined group. All statements other than statements of historical fact are, or may be deemed to be, forward looking statements. Forward looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward looking statements include, among other things, statements concerning the potential exposure of Shell, BG and the combined group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions, including as to future potential cost savings, synergies, earnings, cash flow, return on average capital employed, production and prospects. These forward looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “seek”, “should”, “target”, “will” and similar terms and phrases.

There are a number of factors that could affect the future operations of Shell, BG and the combined group and that could cause results to differ materially from those expressed in the forward looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell, BG and the combined group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions.

All forward looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward looking statements. Additional risk factors that may affect future results are contained in Shell’s Form 20-F for the year ended 31 December 2014 (available at http://www.shell.com/investor and http://www.sec.gov). These risk factors expressly qualify all forward looking statements contained in this announcement and should also be considered by the reader.

For a discussion of important factors which could cause actual results to differ from forward looking statements relating to BG and the BG group, refer to BG’s Annual Report and Accounts for the year ended 31 December 2014.

Each forward looking statement speaks only as of the date of this announcement. None of Shell, the Shell group, BG or the BG group undertakes any obligation to publicly update or revise any forward looking statement as a result of new information, future events or otherwise, except to the extent legally required. In light of these risks, results could differ materially from those stated, implied or inferred from the forward looking statements contained in this announcement.

Enquiries:

Shell

Shell Media Relations

International: +44-207-934-5550

Americas: +1-713-241-4544

Shell Investor Relations

Europe: +31-70-377-4540

North America: +1-832-337-2034

BG

Media

Lachlan Johnston: +44(0)118-929-2942, lachlan.johnston@bg-group.com

Toby Bate:, +44(0)118-929-2246, toby.bates@bg-group.com

Kim Blomle: +44(0)118-938-6568, kim.blomley@bg-group.com

Out of Hours Media Mobile: +44(0)7917-185-707

Investors

Mark Lidiard: +44(0)118-929-2079, mark.lidiard@bg-group.com

Siobhan Andrews: +44(0)118-929-3171, siobhan.andrews@bg-group.com

Ian Wood: +44(0)118-929-3829, ian.wood@bg-group.com

Investor Relations: +44(0)118-929-3025, invrel@bg-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	M.C.M. Brandjes

	Name:	M.C.M. Brandjes
	Title:	Company Secretary

Date: December 21, 2015